Exhibit 12.1

Carrols Corporation

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Year ended December 31,					Six months ended June 30,
	Restated 2000(1)	Restated 2001(1)	Restated 2002(1)	Restated 2003(1)	2004	Restated 2004(1)	2005
Earnings:
Income (loss) before income taxes	$4,818	$(8,172)	$14,434	$2,943	$(13,493)	$5,075	$(9,535)
Add fixed charges:
Interest expense, including amortization of deferred financing costs	29,571	42,322	36,700	34,069	31,320	15,726	18,792
Portion of rents representative of the interest factor	8,105	10,510	10,396	10,570	11,900	5,794	6,105

Total earnings	$42,494	$44,600	$61,530	$47,582	$29,727	$26,595	$15,362

Fixed charges:
Interest expense, including amortization of deferred financing costs	$29,571	$42,322	$36,700	$34,069	$31,320	$15,726	$18,792
Portion of rents representative of the interest factor	8,105	10,510	10,396	10,570	11,900	5,794	6,105

Total fixed charges	$37,676	$52,832	$47,096	$44,639	$43,220	$21,520	$24,897

Ratio of earnings to fixed charges (2)	1.13x	—	1.31x	1.07x	—	1.24x	—

(1)	See Note 2 to the Consolidated financial statements included elsewhere in this document regarding the restatement of previously issued financial statements
(2)	For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income (loss) before income taxes plus fixed charges. Fixed charges consist of interest expense, including capitalized interest, on all indebtedness, amortization of deferred financing costs and one-third of rental expense on operating leases, representing that portion of rental expense that we deemed to be attributable to interest. Our earnings were insufficient to cover our fixed charges for the year ended December 31, 2001 by $8,172, December 31, 2004 by $13,493 and for the six months ended June 30, 2005 by $9,535.